Exhibit 14

WISEKEY INTERNATIONAL HOLDING LTD STOCK OPTION PLAN

6 May 2026

[date of notice]

Stock Option Plan Administrator

WISeKey International Holding Ltd

FAO: Nathalie Verjus, Company Secretary

[***]@wisekey.com

Reference: MOREIRA Carlos: Stock Option Plan.

Capitalized terms shall have the meaning set forth in the WISeKey International Ltd Stock Option Plan dated as of 1st January 2012, as amended.

I hereby refer to the conditional share capital of the Company pursuant to article 4b para. 1(b) of the Articles of Association of the Company and hereby exercise my Option(s) according to and under the terms and conditions of the WISeKey International Ltd Stock Option Plan dated 1st January 2012, as amended, (the “Plan”) and the Option Agreements dated 25 November 2021, 14 December 2022 and 18 December 2024, as follows:

Grant Date of the Options:	25 November 2021, 14 December 2022
Strike Price:	CHF 2.50
Number of Options exercised:	48,225

Grant Date of the Options:	18 December 2024
Strike Price:	CHF 0.10
Number of Options exercised:	20,000

Such Options represent my right to purchase and receive from the Company and the obligation of the Company to issue to me a number of 68,225 registered shares, par value CHF 0.10 each (“Class B Shares”) at the above mentioned issue price.

I declare that the issue price of CHF 2.50 per Class B Share for 48,225 Class B Shares and CHF 0.10 per Class B Share for 20,000 Class B Shares (i.e., a total issue price of CHF 122,562.50 for the Class B Shares to be issued to me) will be paid by me to the following bank account of the Company:

Account holder:	WISeKey International Holding AG
Account holder address:	General-Guisan-Strasse 6, 6300 Zug, Switzerland
Bank:	[***]
IBAN:	[***]
SWIFT address (BIC):	[***]
Bank clearing number:	[***]
Contact person [***]

The Company has informed me that I am entitled to receive a cash payment to settle the income tax and social charges arising in relation to the above exercise of my options provided that the number of shares delivered to me is reduced by the amount of tax and social charges due, based on the market value of a Class B Share at the date of exercise (the “Set-Off Facility”). I hereby declare that:

☒	I do not wish to apply for this Set-Off Facility. I will settle the income tax and social charges arising in relation to the above exercise of my options without reducing the number of shares that I will receive.

☐	My income tax liability is deducted at source and I would like to apply for the Set-Off Facility. I hereby authorize the Company to calculate on my behalf the income tax and social charges arising in relation to the above exercise of my options, and to reduce the number of shares that I receive out of the exercise in exchange for the payment of such income tax and social charges liabilities arising in relation to the above exercise of my options.

☐	My income tax liability is not deducted at source and I would like to apply for the Set-Off Facility. I hereby authorize the Company to calculate on my behalf the income tax charge on the basis of a ____% tax rate and the social charges arising in relation to the above exercise of my options, and to reduce the number of shares that I receive out of the exercise in exchange for the payment of such income tax and social charges liabilities arising in relation to the above exercise of my options.

The newly issued Shares shall be delivered to:

Name of account holder:	Carlos Moreira
Bank name:	[***]
Account number:	[***]
Name and email of person of contact at the receiving bank:	[***]

/s/ Carlos Moreira
Carlos Moreira